SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ/MF No. 02.808.708/0001-07

NIRE No. 35.300.157.770

MANAGEMENT PROPOSAL

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

December 3, 2013

TABLE OF CONTENTS

PROPOSAL	3
EXHIBIT I - PROTOCOL AND JUSTIFICATION	4

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ/MF No. 02.808.708/0001-07

NIRE No. 35.300.157.770

To the Shareholders,

The management of Companhia de Bebidas das Américas – Ambev (“Company”), pursuant to CVM Ruling No. 481, dated December 17, 2009 (“CVM Ruling No. 481/09”), hereby submits to the only shareholder of the Company, the following proposal on the matters to be resolved in the extraordinary general shareholders’ meeting of the Company to be held on January 2, 2014, starting at 11 a.m. (“Extraordinary General Meeting”).

PROPOSAL

As first disclosed by the Company to the market in the material fact notice dated December 7, 2012 (“Material Fact Notice”), it is proposed the merger of the Company with and into Ambev S.A. (“Ambev” and “Merger”, respectively).

The Merger is part of a corporate reorganization disclosed to the market in the Material Fact Notice, aiming at further simplifying the corporate structure of the group and reducing its administrative costs, which, as a consequence, is expected to result in benefits to the Ambev shareholders.

In addition, goodwill in the amount of R$105,453,572.24 that existed at the Ambev level prior to the stock swap merger approved on July 30, 2013 will be available for amortization, pursuant to applicable legislation, the resulting benefits of which shall be shared by all of Ambev’s current shareholders. Merger will be carried out so that Ambev receives - at their respective book values - all assets, rights and obligations of the Company, which will be succeeded by Ambev pursuant to applicable law, based on the Company’s audited balance sheet as of December 31, 2012 (“Reference Date”). Any equity fluctuation from the Reference Date until the date of consummation of the Merger will be borne by Ambev.

Also, because the Company is a wholly-owned subsidiary of Ambev, there are no shareholders, minority or otherwise, in the Company other than Ambev. Therefore, with the liquidation of the Company as a result of the Merger, the shares of the Company will be cancelled, pursuant to item 1 of section 226 of Law No. 6,404/76 and Ambev will not issue any new shares in replacement thereof. As a result of its liquidation, the Company will no longer be registered with the CVM as a reporting corporation and will be deregistered with the U.S. Securities and Exchange Commission (the “SEC”). Therefore exchange ratios and withdrawal rights are inapplicable to the Merger.

Considering the above, we propose (i) the approval of the Protocol and Justification of Merger of the Company with and into Ambev, that sets forth the general basis to the Merger and constitutes Exhibit I hereof; (ii) confirm that the Executive Committee is authorized to perform all acts necessary to the Merger.

São Paulo, December 3, 2013.

Management

Companhia de Bebidas das Américas - Ambev

EXHIBIT I - PROTOCOL AND JUSTIFICATION

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer